Exhibit 99.1

Tricon Announces Normal Course Issuer Bid

TORONTO--(BUSINESS WIRE)--October 13, 2022--Tricon Residential Inc. ("Tricon" or the "Company") (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that the Toronto Stock Exchange (the “TSX”) has approved its notice of intention to make a normal course issuer bid (the “Bid”) for a portion of its common shares (“Common Shares”) trading on the TSX, the New York Stock Exchange (the “NYSE”) and/or alternative Canadian trading systems, as appropriate opportunities arise from time to time. The Bid will be made in accordance with the requirements of the TSX and applicable Canadian and U.S. securities laws. Tricon is adopting an automatic securities repurchase plan in connection with its Bid that contains strict parameters regarding how its Common Shares may be repurchased during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed blackout periods. Tricon may begin to purchase Common Shares on October 18, 2022.

As of October 7, 2022, there were 273,760,820 Common Shares issued and outstanding, and Tricon’s public float was 265,591,538 Common Shares. Pursuant to the Bid, Tricon intends to acquire up to 2,500,000 Common Shares, being approximately 0.94% of the public float of Common Shares, in the 12-month period commencing October 18, 2022 and ending on October 17, 2023. Purchases under the Bid will be funded through available cash and made by Tricon through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems, in accordance with the TSX’s applicable policies and applicable regulatory requirements, including Rule 10b-18 of the Securities Exchange Act of 1934. The price that Tricon will pay for any Common Shares will be the market price of such Common Shares at the time of acquisition. Under the Bid, Tricon may purchase up to 160,449 Common Shares on the TSX during any trading day, which is 25% of 641,796 (the average daily trading volume for Tricon’s Common Shares on the TSX for the six months ended September 30, 2022). This limitation does not apply to purchases made pursuant to block purchase exemptions. Rule 10b-18 contains similar volume-based restrictions on daily purchases on the NYSE, subject to certain exceptions for block repurchases. Common Shares that are purchased under the Bid will be cancelled upon their purchase by Tricon.

Tricon believes that the repurchase of a portion of outstanding Common Shares is an appropriate use of available resources and is in the Company’s best interests. “Our primary capital allocation priorities of debt repayment and positioning our balance sheet for future growth remain unchanged,” said Gary Berman, Tricon’s President and CEO, “but we believe that buying back some of our shares is a worthwhile use of cash in the current share price environment.”

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 41,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Forward-Looking Information

Certain statements contained in this news release constitute forward-looking information within the meaning of applicable securities laws. In some cases, forward-looking information can be identified by such terms such as “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, or the negative thereof or other similar expressions concerning matters that are not historical facts. Some of the specific forward-looking statements in this news release include, but are not limited to, statements with respect to the number of Common Shares to be acquired under the Bid and other related matters. Tricon has based these forward-looking statements on factors and assumptions about future events and financial trends that it believes may affect its financial condition, financial performance, business strategy and financial needs. Although the forward-looking statements contained in this news release are based upon assumptions that management of Tricon believe are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond Tricon’s control, including, among other things, the risks identified in materials filed under Tricon’s profile at www.sedar.com from time to time. The forward-looking statements made in this news release relate only to events or information as of the date hereof. Except as required by applicable Canadian law, Tricon undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts

For further information, please contact:

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com